# Olino, Inc.
# Profit & Loss
## January through December 2022

|  | Jan - Dec 22 |
|---|---|
| **Ordinary Income/Expense** | |
| **Income** | |
| 410 · Gross Receipts | 3,359,428.33 |
| 414 · Tips Received | (530,070.00) |
| 415 · Sales Tax Received | (222,329.77) |
| **Total Income** | 2,607,028.56 |
| **Cost of Goods Sold** | |
| 502 · Food Purchases | 599,811.96 |
| 503 · Bar Purchases | 231,324.12 |
| **Total COGS** | 831,136.08 |
| **Gross Profit** | 1,775,892.48 |
| **Expense** | |
| 701 · Advertising and Promotion | 3,581.02 |
| 702 · Automobile Expense | 6,389.89 |
| 702.1 · Transportation | 12,735.57 |
| 707 · Bank Service Charges | 4,959.30 |
| 707.1 · Merchant Account Fees | 88,729.42 |
| 712 · Health Insurance | 21,236.12 |
| 712.1 · Employee Benefit | 600.00 |
| 712.2 · Reimbursement | 3,842.13 |
| 713 · Meals and Entertainment | 4,269.41 |
| 715 · Delivery fees | 2,286.28 |
| 718 · Insurance Expense | 42,676.01 |
| 720 · Accounting | 6,125.00 |
| 720.1 · Payroll Service Fee | 4,510.00 |
| 721 · Legal Fees | 33,985.80 |
| 725 · Office Expense | 2,386.66 |
| 725.2 · Computer and Internet Expenses | 581.23 |
| 725.3 · Office Equipment | 9,295.78 |
| 726 · Printing and Reproduction | 132.15 |
| 727.1 · OpenTable Fees | 198.00 |
| 728 · Postage and Delivery | 531.83 |
| 729 · Uniforms | 2,236.99 |
| 731 · Rent Expense | 130,146.60 |
| 731.1 · Equipment Rental | 27,304.85 |
| 735 · Repairs and Maintenance | 28,541.21 |
| 740 · Restaurant Supplies | 2,957.88 |
| 740.1 · Restaurant Equipment | 55,635.41 |
| 740.2 · Linen Expense | 13,473.03 |
| 750 · Permits and Licenses | 1,972.75 |
| 750.1 · Property Taxes | 354.78 |
| 753 · Payroll Taxes | 135,743.38 |
| 760 · Telephone Expense | 2,613.05 |
| 761 · Utilities | 51,254.09 |
| 770 · Payroll Expenses | 817,323.47 |
| 770.1 · Officers' Salaries | 417,499.94 |
| **Total Expense** | 1,936,109.03 |
| **Net Ordinary Income** | (160,216.55) |
| **Other Income/Expense** | |
| **Other Income** | |
| 801 · Interest Income | 41.45 |
| 802 · Insurance Reimbursement - loss | 10,285.57 |
| **Total Other Income** | 10,327.02 |

# Olino, Inc.
## Profit & Loss
### January through December 2022

|  | Jan - Dec 22 |
|---|---|
| **Other Expense** | |
| 901 · Depreciation Expense | 3,939.00 |
| 902 · Amortization Expense | 1,422.00 |
| 903 · Interest Expense | 6,163.96 |
| 904 · State Income Tax | 800.00 |
| 906 · Charitable Contributions | 565.00 |
| **Total Other Expense** | 12,889.96 |
| **Net Other Income** | (2,562.94) |
| **Net Income** | **(162,779.49)** |

# Olino, Inc.
# Balance Sheet
### As of December 31, 2022

|  | Dec 31, 22 |
|---|---:|
| **ASSETS** | |
| **Current Assets** | |
| **Checking/Savings** | |
| 112 · Business Checking-1073 | 61,863.31 |
| 113 · Bus Interest Maximizer | 90,862.88 |
| 113.1 · Petty Cash Le Garage | 662.11 |
| **Total Checking/Savings** | 153,388.30 |
| **Other Current Assets** | |
| 114 · Food Inventory | 3,014.00 |
| **Total Other Current Assets** | 3,014.00 |
| **Total Current Assets** | 156,402.30 |
| **Fixed Assets** | |
| 132 · Furniture & Eqt - Le Garage | 200,180.04 |
| 132.1 · Accumulated Depreciation_F&E | (197,485.00) |
| 133 · Leasehold Improvements - LG | 236,803.88 |
| 133.1 · Accumulated Depreciation-LHIM | (210,399.00) |
| 134 · Automobile | 62,214.00 |
| 134.1 · Accumulated Depreciation-Auto | (28,085.00) |
| **Total Fixed Assets** | 63,228.92 |
| **Other Assets** | |
| 151 · Goodwill | 37,000.00 |
| 151.1 · Accumulated Amortization-GW | (37,000.00) |
| 152 · Covenant not to Compete | 10,000.00 |
| 152.1 · Accumulated Amortization-CNTC | (10,000.00) |
| 155 · Website | 3,948.00 |
| 155.1 · Accumulated Amortization - Web | (3,948.00) |
| 158 · Liquor License - Le Garage | 1,000.00 |
| 159 · Security Deposits Asset | 14,136.28 |
| **Total Other Assets** | 15,136.28 |
| **TOTAL ASSETS** | **234,767.50** |
| **LIABILITIES & EQUITY** | |
| **Liabilities** | |
| **Current Liabilities** | |
| **Accounts Payable** | |
| 200 · Accounts Payable | 24,616.63 |
| **Total Accounts Payable** | 24,616.63 |
| **Credit Cards** | |
| 211 · Credit Card Payable | 13,610.40 |
| **Total Credit Cards** | 13,610.40 |
| **Other Current Liabilities** | 215,710.86 |
| **Total Current Liabilities** | 253,937.89 |
| **Total Liabilities** | 253,937.89 |
| **Equity** | |
| 311 · Capital Stock | 40,000.00 |
| 312 · Retained Earnings | 240,733.73 |
| 315.2 · Bruno Denis | |
| Distributions | (137,124.63) |
| **Total 315.2 · Bruno Denis** | (137,124.63) |

# Olino, Inc.
# Balance Sheet
## As of December 31, 2022

|  | Dec 31, 22 |
|---|---|
| **Net Income** | (162,779.49) |
| **Total Equity** | (19,170.39) |
| **TOTAL LIABILITIES & EQUITY** | **234,767.50** |

# Olino, Inc.
# Statement of Cash Flows
### January through December 2022

|  | Jan - Dec 22 |
|---|---:|
| **OPERATING ACTIVITIES** | |
| **Net Income** | (162,779.49) |
| **Adjustments to reconcile Net Income** | |
| **to net cash provided by operations:** | |
| 200 · Accounts Payable | (6,462.85) |
| 211 · Credit Card Payable | 13,880.78 |
| 212 · Sales Tax Payable | (1,379.58) |
| 217 · Payroll Liabilities | 59,284.83 |
| 219 · State Income Tax Payable | (2,240.00) |
| 222 · Loan Payable -BANK OF AMERICA | 17,055.96 |
| 222.1 · Loan Payable -American Express | 4,500.00 |
| 222.2 · Loan Payable - Bluevine | 100,000.00 |
| **Net cash provided by Operating Activities** | 21,859.65 |
| **INVESTING ACTIVITIES** | |
| 132.1 · Accumulated Depreciation_F&E | 385.00 |
| 133.1 · Accumulated Depreciation-LHIM | 1,779.00 |
| 134.1 · Accumulated Depreciation-Auto | 1,775.00 |
| 151.1 · Accumulated Amortization-GW | 1,122.00 |
| 152.1 · Accumulated Amortization-CNTC | 300.00 |
| **Net cash provided by Investing Activities** | 5,361.00 |
| **FINANCING ACTIVITIES** | |
| 312 · Retained Earnings | (502,963.06) |
| 315.2 · Bruno Denis:Distributions | 364,063.43 |
| **Net cash provided by Financing Activities** | (138,899.63) |
| **Net cash increase for period** | (111,678.98) |
| **Cash at beginning of period** | 265,067.28 |
| **Cash at end of period** | **153,388.30** |